Weil, Gotshal & Manges LLP
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New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

November 9, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Karen J. Garnett

Re:	New GGP, Inc.
Amendment No. 3 to
Registration Statement on Form S-11
Filed November 3, 2010
File No. 333-168111

Dear Ms. Garnett:

On behalf of our client, New GGP, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 4 to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-168111), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letters of November 5, 2010 and November 8, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

A.            Legal Comments (November 8th Letter):

Prospectus Cover Page

1.                                      Please tell us whether the preliminary prospectus will include a price or a price range, as permitted by the Instruction to Item 501(b)(3) of Regulation S-K.

As discussed with the Staff, in light of the fact that New GGP (the issuer) is a successor registrant to Old GGP, the Company believes that it is not required to include a price range on the cover of the prospectus.  The Company has included a reference on the prospectus cover to a recent “when-issued” closing price for New GGP common stock on the NYSE, and the Company has used this price for purposes of completing the various pro forma financial data contained in the prospectus.

Risk Factors, page 17

2.                                      We note your disclosure on page 17 that additional risks that you currently do not know about or that you currently believe to be immaterial may also impair your business operations which could result in the loss of investment.  Please revise to clarify that you have disclosed all material risks and remove the references to additional risks that have not been disclosed.

The Company has revised the disclosure on page 17 of the Registration Statement to clarify that it has disclosed all materials risks and has removed the references to additional risks that it has not disclosed.

Public Market for Our Common Stock, page 54

3.                                      Please tell us the purpose of the last paragraph in this section.  It appears that there will not be any public market for New GGP’s common stock at the time you distribute the preliminary prospectus or at the effective date of the registration statement.

The Company has revised the disclosure on page 55 to describe the “when issued” trading of New GGP common stock on the NYSE and to provide a recent closing price.  The Company’s common stock began trading on the NYSE on a when-issued basis on November 5, 2010.

Dividend Policy, page 55

4.                                      Please revise to describe all potential sources of funds to pay distributions, including as applicable cash from operations, borrowing, sales of additional securities, sales of assets, and proceeds from this offering.  We note the disclosure on page 22 indicating that you may not have sufficient liquidity to meet the REIT distribution requirements.  We also note that Old GGP paid a portion of its 2009 distributions in the form of common stock.

The Company has revised its disclosure on page 56 to describe the Company’s potential sources of funds to pay the cash portion of dividends.

Underwriting, page 194

5.                                      We note your response to comment 1 in our letter dated November 1, 2010 regarding the factors to be considered in determining the offering price.  We also note that the claw back elections are conditioned on a net offering price of not less than $10.50 per share.  Please tell us whether this condition will be a factor in determining the price in your offering and, if so, revise the prospectus to include appropriate disclosure.

As discussed with the Staff, and consistent with the Company’s response to Comment #1 above and in light of the fact that New GGP is a successor registrant to Old GGP, the Company has deleted the discussion of the factors to be considered in determining the offering price that were included in Amendment No. 3.  The Company has revised its disclosure on page 197 to clarify that principal factors to be considered in determining the offering price will be the price of New GGP common stock on the “when issued” trading market of the NYSE up to and including the date of Old GGP’s emergence from bankruptcy and the “regular way” price of New GGP common stock on the NYSE following the date of Old GGP’s emergence from bankruptcy.

Outside Back Cover Page of the Prospectus

6.                                      Please include the dealer prospectus delivery obligation on the outside back cover page as required by Item 502(b) of Regulation S-K.

As discussed with the Staff, and consistent with the Company’s response to Comment #1 above and in light of the fact that New GGP is a successor registrant to Old GGP, the Company has not included the dealer prospectus delivery requirement on the outside back cover page as the Company respectfully submits that it is not required.

B.            Accounting Comments (November 5th Letter):

Unaudited Pro Forma Condensed Consolidated Financial Information, page 64

1.                                      We note your response to comment 1 in our letter dated November 1, 2010.  Please tell us your basis for using a 25% discount to the assumed market rate of a tenant’s space at the time of renewal option to determine significance and the probability of renewal.  Within your response, please tell us how this complies with authoritative literature.

The Company respectfully acknowledges the reference to Comment #1 and notes that it appears that the Staff was referring to Comment #11 of the Staff’s letter on November 1, 2010.

The Staff is requesting that the Company advise them of the basis for using a 25% discount to the assumed market rate as the threshold for assuming that a below-market renewal option held by a tenant will be renewed. ASC 820, Fair Value Measurements and Disclosures provides detailed guidance on using management judgments and other market participant considerations in assessing fair value where quoted prices for identical or similar assets and liabilities are not available.  The Company believes market participants recognize that a below market lease renewal option has an inherent contingency relating to a tenant’s decision to renew a lease.  Based upon management’s extensive experience in managing operating properties over multiple business cycles, the Company’s historical experience with its leases and tenants indicates that tenants make renewal decisions with respect to pre-negotiated options to renew based upon a variety of both quantitative and qualitative factors. Management believes that in cases where the renewal option for the tenant represents an insignificant discount to the market rent for such space, these qualitative factors often out-weigh the quantitative factor of a renewal option that is below-market and accordingly the Company believes that a market participant would not believe there is a recognizable and measurable value impact associated with this renewal option contingency.  Also in the Company’s experience, higher discounts to the market rent of a renewal option create an economic compulsion for the tenant to renew, frequently overriding such qualitative factors.

In the judgment of the Company, given the inherent uncertainties associated with a tenant’s decision to exercise a renewal option and estimation of market rents in future periods, a 25% threshold has been selected as the measure of significance of a tenant’s below-market renewal option for purposes of valuing the intangible liability associated with recognizing and measuring the value associated with a below market lease option, and for determining the period to amortize such liability.

In support of the use of a 25% threshold as the measure of significance, the Company completed a two part analysis to test the potential impact on the Company’s pro forma financial statements of a change in the threshold from 25% to 10%.  As an initial matter, the Company notes that only approximately 11% of its total leases (out of a total lease portfolio of approximately 21,000 leases) contain renewal options of any type, a fact which the Company believes places in context the potential impact of a change in the assumptions used to determine the Company’s below-

market lease liability.  The Company’s analysis consisted of the following two components:

•      First, the Company randomly selected 16 properties that are representative of the entire lease portfolio, ensuring that these properties were varied in terms of size and geographic location.  Of the 16 properties, the Company randomly selected a total of 64 tenant leases to determine the extent to which the below-market lease liability reflected on the pro forma balance sheet or the annual accretion reflected in the pro forma income statement would change if the significance threshold was reduced from 25% to 10%.  This analysis indicated that there would be no change in the below-market liability or the resulting annual accretion.

•      Second, the Company expanded its analysis of these 16 properties to review each of the 1,969 tenant leases (as opposed to the random sampling methodology above) to specifically identify instances where the renewal option was estimated to be greater than a 10% but less than a 25% discount to the estimated market rate at the time of renewal.  Of the 1,969 tenants, approximately 706 (36%) of the tenants had below market leases. However, of these 706 tenants, only 3 leases (approximately 0.4%) had renewal options estimated to be greater than 10% but less than 25%.  In each case, no more than one such lease was found at any one property.  The incremental increase of the below market lease intangible for these 16 properties was approximately $2.2 million, or 1.19%, of the total below market lease intangible of $184.1 million for these 16 properties.

The Company respectfully advises the Staff that its total below-market lease liability is approximately $1.1 billion on a pro forma basis. Assuming that the proportion of below-market leases with renewal options in the Company’s total lease portfolio is consistent with the Company’s sample testing as described above, extrapolating this amount over the entire $1.1 billion tenant below-market lease liability would result in an increase in such liability by 1.19%, or $12.9 million, which the Company respectfully submits is immaterial to the pro forma balance sheet.  Since the increased value of the below-market lease liability would be a function of the lengthened lease life, the annual pro forma income statement effect of the estimated increase in value of the tenant below-market lease liability will be partially offset by the increase in the period for the accretion.  The estimated impact on annual rent for these 16 properties is $26,000, or approximately 0.07%, of total below-market lease accretion, and there would be an estimated increase in annual accretion to minimum rents of approximately $1.4 million, or 0.07%, of total below-market lease rental accretion, an amount which the Company respectfully submits is immaterial.

Based upon the foregoing, the Company respectfully represents to the Staff that changing the renewal discount assumption to 10% would not have a material impact on the Company’s pro forma financial statements for any of the periods presented.

As discussed with the Staff, in addition to specific changes to certain footnotes to the pro forma financial statements contained in the Registration Statement requested by the Staff, the Company will revise its disclosure in a subsequent amendment to the Registration Statement to explain how it determined the assumptions used to estimate below-market lease liability and the corresponding impact on annual rent in the pro forma financial statements, the Company’s belief as to the reasonableness of such assumptions, the fact that the Company expects to further refine such assumptions in its final determination of these adjustments and the Company’s belief that any such changes will not vary materially from the estimated amounts included in the pro forma financial statements.

Furthermore, the Company respectfully advises the Staff that it will undertake a thorough analysis of the assumptions used to calculate the amount of below-market liability that the Company ultimately records for its 2010 year-end financial statements and to disclose the assumptions used in determining such amount in the footnotes to those financial statements.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 69

General

2.                                      We note your disclosure on page 81 regarding the conversion of Old GGP options to acquire Old GGP common stock into options to acquire New GGP and THHC common stock.  Please additionally discuss the option of certain holders, under the Plan, to receive cash in the amount of the excess of the highest reported share price of GGP stock during the sixty day period prior to the Effective Date over the exercise price of such options and quantify the maximum amount of cash you may have to pay out related to these options if the cash option is elected by the holders.

The Company respectfully advises the Staff that holders of in-the-money options under Old GGP’s 1998 Incentive Stock Plan have the right to elect, within sixty days after the Effective Date, to surrender such options for a cash payment equal to the amount by which the highest reported sales price for a share of Old GGP common stock during the sixty-day period prior to and including the Effective Date exceeds the exercise price per share under such option, multiplied by the number of shares of common stock subject to such option. If all holders of all such in-the-money options elected to receive a cash payment, the maximum amount of cash that would be required to be paid would be less than $450,000.  The Company has added disclosure to this effect on page 82 of the Registration Statement.

(A) Distribution of THHC, page 69

3.                                      We note that you calculated your estimated impairment provision using the per share value of the carve-out group of net assets to be distributed to THHC of $47.619048 per share as provided by the Investment Agreements.  Please tell us how you determined that this per share price is appropriate in determining the fair value of the disposal group.  Please tell us what consideration you gave to the significant difference between this price per share and the trading price of Existing GGP prior to the spin-off and emergence from bankruptcy as well as the price per share offered by the Plan Sponsors for shares of New GGP’s common stock.  Please tell us the basis in GAAP for your method of determining fair value.

The Company respectfully advises the Staff that the per share value from the Investment Agreements used in the Company’s registration statement filed on November 3, 2010 for the THHC disposal group of net Old GGP assets to be distributed to THHC was the best estimate of the value of the disposal group at the time. The Company’s disclosure in such registration statement indicated that this estimate would be adjusted based upon subsequent trading information for the THHC common stock. At November 8, 2010, the THHC common stock had traded for one day, November 5, 2010, on a “when issued” basis on the NYSE. Accordingly, in Amendment No. 4 to the Registration Statement, the Company has used the November 5, 2010 closing price of $38 per share of the THHC common stock on a “when issued” basis to calculate the estimated fair value of the disposal group. Such price, as provided by ASC 820-10-20, is a Level 1 input as it is a quoted price in an active market for such shares. The quoted price of New GGP, Inc. stock, also on November 5, 2010 and on a  “when issued” basis, was $14.00 per share while the November 5, 2010 closing price for Old GGP common stock was $17.75. After adjusting for the ten to one conversion ratio of Old GGP common stock to THHC common stock, there is no significant difference between the fair value estimate of the THHC disposal group comparing the “when issued” price of THHC common stock to the estimated value as calculated by subtracting the “when issued” trading price of New GGP common stock from the regular way trading price of Old GGP common stock.

The Company has modified its disclosure on page 70 to reflect the revised estimate of the impairment loss to be recognized based on this better source of fair value information with respect to the THHC disposal group. In addition, as already described on page 70, the Company continues to plan on updating its estimate of the fair value of the disposal group, and its measurement of the impairment loss, using the closing price of THHC common stock at the Effective Date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended September 30, 2010 and 2009

Retail and Other Segment, page 89

4.                                      We note your response to comment 14 in our letter dated November 1, 2010.  It is unclear to us how you account for lease modifications under GAAP in light of the fact that your system does not compute the difference in rent resulting from the changes.  Please advise.

The Company respectfully advises the Staff that its response of November 3, 2010 to Comment #14 dated November 1, 2010 requires further clarification because it stated that the Company’s lease data base system does not retain information with respect to a prior version of a lease once a modification has been entered.  The Company’s lease data base system does in fact maintain prior lease information which is used to account for lease modifications such as changes in fixed minimum rent or common area charges, renewals, extensions or other permanent changes, and the Company uses such information to account for these modifications in accordance with ASC 840-10-35-4.

With respect to a lease modification where a tenant is allowed to pay a percentage of sales in lieu of fixed rent, the Company’s lease data base system adjusts the average straight-line rent by replacing the fixed minimum rent with zero rent for the period of modification.  This provides the information needed to account for the modification, including any revisions to the Company’s estimated allowances for doubtful accounts for all amounts with respect to the tenant.  Typically, a change to percent in lieu is made for a short period of time to provide a tenant a reprieve while the tenant’s retail operations are insufficient to support the payment of its previously established fixed rent.  After the lease modification expires, the Company generally places the tenant back on a fixed rent, either at the original rate or a lower rate if deemed appropriate.  This resumption of fixed rent is also entered and tracked in the Company’s lease data base system and provides the information needed to account for this change.  To the extent that the new fixed rent is different that the original fixed rent, the lease data base system will generate a new average straight-line rent needed to account for the modification.

The lease data base system does not track the actual rent paid by the tenant while they are in this period of percentage of sales in lieu of fixed rent and therefore cannot produce the information needed to precisely measure the difference between the original fixed rent charged and the percent in lieu rent collected during this period.  This could be done on a manual basis but as noted in the Company’s previous response, percentage rent in lieu of fixed  rent modifications occurred in less than 1% of the Company’s eases and the Company does not believe that disclosure of the impact of these modifications is material to its minimum rent.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Registration Statement as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch